October 9, 2015

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention: Laura Nicholson, Special Counsel

Re:	New Business Netherlands N.V.
Response dated October 2, 2015
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

On behalf of our client, New Business Netherlands N.V. (the “Registrant”), we are writing to respond to the letter, dated October 7, 2015, from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement on Form F-1 (the “Amended Registration Statement”) that was filed on September 22, 2015. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”). To facilitate the Staff’s review, we are also providing courtesy hard copies of the Third Amended Registration Statement, including a version of the Third Amended Registration Statement marked to reflect changes to the Amended Registration Statement, and this letter, to you.

Capitalized terms used but not otherwise defined in this letter are used with the meanings assigned to them in the Amended Registration Statement.

In response to a number of comments in the letter, dated September 30, 2015, from the Staff, the Registrant is proposing to change or supplement the disclosures in the Amended Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Third Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Securities and Exchange Commission

October 9, 2015

The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant. Of course, the Registrant would be pleased to respond by telephone or in further correspondence to any further comments that the Staff may have.

General

1.	We are considering your response to our prior comment 1, and may have further comment.

Response:

Based on recent conversations with the Staff, we understand that the Staff has no further comments on this point.

Exhibit 5.1

2.	Please have counsel provide a legality opinion regarding the special voting shares.

Response:

In response to the Staff’s comment, the Registrant has included a revised form of opinion of Dutch counsel as Exhibit 5 to the Third Amended Registration Statement.

3.	We note your response to prior comment 8. The assumptions set forth in Sections 2.3, 2.4 and 3.1 of Schedule 2, and the qualification set forth in Section 3.2 of Schedule 3, do not appear to be appropriate regarding the registrant. To the extent that such items relate to questions of fact, please tell us why counsel would not rely on a certificate from the registrant’s management regarding such items.

Response:

In response to the Staff’s comment, the Registrant has included a revised form of opinion of Dutch counsel as Exhibit 5 to the Third Amended Registration Statement. With respect to Section 3.2 of Schedule 3, the revised form of Exhibit 5

Securities and Exchange Commission

October 9, 2015

opinion refers to a certificate from the Registrant as to the fact that the Company is not dissolved, merged, demerged or converted; Dutch counsel advised the Registrant, however, that neither the trade register examination nor the Registrant’s certificate are conclusive evidence of such matters under Dutch law and, therefore, an assumption in the revised form is appropriate.

4.	Please tell us why Section 2 of Schedule 3 is necessary and appropriate.

Response:

Dutch counsel has advised the Registrant that it believes such qualification to be customary in Dutch legal opinions and necessary in the opinion given for this transaction including the opinion as to the validity of the Registrant’s common shares and special voting shares issued pursuant to a deed of issuance. Any such legal act may be affected by the availability of the general defenses under Dutch law mentioned in these qualifications. Dutch counsel has advised that these general defenses apply as a matter of mandatory Dutch law and cannot be waived or excluded by the parties to the deed of issuance or otherwise, and therefore the opinion in Clause 5.3 cannot be rendered without this qualification.

*        *        *         *        *

Securities and Exchange Commission

October 9, 2015

In accordance with the timetable we previously discussed, the Registrant intends to commence distribution of the preliminary prospectus promptly following the filing of the Third Amended Registration Statement and commence meetings with potential investors on October 12, 2015.

Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Sonia Bednarowski

Claire Erlanger

Melissa Raminpour

(Securities and Exchange Commission)

Alessandro Gili

Carlo Daneo

(New Business Netherlands N.V.)

Richard K. Palmer

Giorgio Fossati

(Fiat Chrysler Automobiles N.V.)

Oderisio de Vito Piscicelli